Shares purchase agreement

for acquiring SUNG JIN GEOTEC Co., Ltd.

POSCO has entered into a shares purchase agreement with Chun Jung-do(chairman and the largest shareholder of SUNG JIN GEOTEC Co., Ltd.), Mirae Asset MAPS Investment Management Co., Ltd. and Mirae Asset Venture Investment Co., Ltd. on March 17, 2010. POSCO is planning to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.